[Precis Letterhead]

September 23, 2005

Via Federal Express and Fax #202/772-9209

Mr. Daniel L. Gordon

Branch Chief

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, DC   20549

RE:          Precis, Inc.; Form 10-K for the year ended December 31, 2004

                Filed 4/18/05; File No. 001-15667

Dear Mr. Gordon:

Thank you for your letter of September 12, 2005.  This will provide the responses of Precis, Inc. (“the Company”) to your review of our Form 10-K for the year ended December 31, 2004.  Our responses are attached on Exhibit “A” to this letter.  Based upon your comments, it is our understanding that an amendment of the Form 10-K is not required.  We thank you for your thoughtful comments, as we strive to improve our reports to the Commission and the public.

This will also confirm and acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities & Exchange Act of 1934;

•                  staff comments from the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Should you need any further information, please feel free to contact me at 915-231-4239 or Bob Bintliff, our Chief Financial Officer at 972-343-6501, or Eliseo Ruiz, III, our General Counsel, at 972-343-6500.

Very truly yours,

/s/ Robert L. Bintliff
Robert L. Bintliff
Chief Financial Officer

Enclosures

cc:                             N. Zaffiris, Chairman; F. Apodaca, President, CFO; E. Ruiz, III, V.P. & General Counsel; M. Dunn (via fax  #405-945-0040)

Exhibit A

Precis, Inc.

September 23, 2005

Results of Operations, page 32

Comment:	In future filings, please revise to provide a discussion of results of operations by segment. For reference, see item 303 of Regulation S-K.

Response:	The Company will provide, in future filings, discussions of results of operations by segment.

Consolidated Balance Sheet, page F-4

Comment:

We note that you present deferred tax assets and liabilities as gross amounts and as non-current.  In future filings, please revise your presentation of deferred tax assets and liabilities to comply with paragraphs 41 - 42 of SFAS 109 as necessary.  Specifically, separate the deferred tax assets or liabilities into a current and non-current portion and offset the amounts to the extent that the assets and liabilities are for the same tax-paying component and within the same tax jurisdiction.

Response:

The Company will separate deferred tax assets and liabilities into current and non-current portions, and will appropriately net those portions in future filings in accordance with paragraphs 41-42 of SFAS 109.

Consolidated Statement of Operations, page F-5

Comments:

We note that you present aggregated revenues from products and services.  Please confirm to us that the amount related to product sales represents less than 10% of total revenues or revise your future filings to separately state revenue sources as instructed by  Rule 5-03(b)(1) of Regulation S-X.  Please note that if you present revenues on a disaggregated basis, the related cost of revenues should also be presented on a disaggregated basis.

Response:	We have confirmed that the amount of revenues related to the sales of products was .2% of revenue for 2004.

Revenue Recognition, page F-8

Comment:

Refer to your policy on revenue recognition for Access third party administration.  In future filings, this note should be revised to describe your revenue recognition policies pursuant to paragraph 12 of APB 22.  In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with SAB 101 if not readily apparent.

Response:

APB 22, paragraph 12 states that “the disclosure should encompass important judgments as to the appropriateness of principles relating to recognition of revenue.”  The following disclosure represents our policy on revenue recognition for Access, in management’s view meets the criteria of ABP 22, and will be used in future filings: “The Company’s principal sources of service revenues include administrative fees for third party claims administration, network provider fees for the preferred provider network and utilization and management fees.  These fees are based on  monthly or per member per month fee schedules under specified contractual agreements.  Revenues from these services are recognized in the periods in which the services are performed and when collection is reasonably assured.”

Note 3 - Business Combination, page F-11

Comment:

Advise us whether or not Access achieved the stipulated EBITDA levels for the year ended December 31, 2004 that would result in a contingent consideration payment to Access’ former shareholders.  To the extent that Access does not achieve the specified EBITDA levels during the contingency period, please negatively affirm in future filings.

Response:

Yes.  Access did achieve the stipulated EBITDA level for the year ended December 31, 2004.  However, the calculated contingency consideration was immaterial ($1,147 cash and $1,147 in stock) and all parties agreed to combine it with the 1st quarter 2005 payment.  Contingent consideration was earned in each subsequent period and has been addressed in detail in quarterly reports and will be discussed in detail in future reports.

Note 10 - Income Taxes, page F-17

Comment:

You disclose that the Company had federal and state NOL carryforwards of approximately $2,174,000 at December 31, 2004 and 2003.  Based on your deferred tax asset rollforward and balance sheet, it appears that the NOL carryforwards only amounted to $760,681.  Please advise us and clarify in future filings.

Response:	$760,681 is the $2,174,000 NOL carryforward tax-effected amount using a tax rate of 35%. In future filings, this distinction will be more clearly noted.